UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Collaborates with Industry Leaders at Mobile World Congress to Provide Innovative Solutions for the Internet of Things

IoT innovations including Low Power Wide Area (LPWA) technology,
Smart SIM solutions, IoT gateways and open source initiatives to be showcased

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 17, 2016--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that the company will be showcasing its solutions for the Internet of Things (IoT) at the Mobile World Congress 2016, which takes place February 22-25 in Barcelona, Spain.

Sierra Wireless will be presenting the latest IoT cellular technologies for automotive, mobility and smart city applications in the GSMA Innovation City, located in Hall 3. The 2,000 m2 Innovation City replicates real-world urban and rural environments to demonstrate how cellular connectivity expands the possibilities for consumers and businesses alike. The GSMA is expecting more than 30,000 visitors to the Innovation City this year. To learn more about the Innovation City, visit http://bit.ly/1m02xc6.

Technology Demonstrations

Visitors to the Sierra Wireless space in the Innovation City will discover live demonstrations of IoT connectivity solutions in action, two of which are built around recent Sierra Wireless technology innovations:

  Low Power Wide Area (LPWA) technology. Built in collaboration with Altair and Ericsson, this demonstration shows the low-power capabilities of a miniature LTE-M module in three real-life use cases: A smart meter, a wearable fitness device, and a wearable healthcare device.
  Smart SIM and connectivity services. This demonstration, created in collaboration with Matooma, shows Sierra Wireless multi-operator Smart SIMs and the IoT Platform in two mission-critical use cases: a personal monitoring system for senior people and a mobile terminal for police officers.

Three other demonstrations showcase practical applications of Sierra Wireless technology in customer solutions:

  Mobile Video Surveillance Station. A mobile video surveillance station from Axis Communications, powered by a Sierra Wireless 4G gateway, can be deployed very quickly in places without a dedicated network infrastructure, to cover events such as demonstrations, riots, outdoor concerts or sporting events.
  Smart Parking Meter. Cellular connectivity transforms Parkeon’s parking meters into multi-service kiosks, enabling value-add services such as couponing, city news updates, and parking fine payment management.
  Smart Telematics Control Unit. Valeo’s smart 4G Telematics Control Unit enables users to interact with their cars remotely. Via their smartphone or tablet, users can lock and unlock the car, activate and deactivate wipers or heating, and receive car location, live video streaming and other information from the car.

Conferences and Seminars

Sierra Wireless executives will take part in the Mobile World Congress conference program, with the following speaking engagements:

  Connected Living Seminar: Securely Scaling the Internet of Things (Wednesday, February 24, 9:30 CET). In Session 1, Trusted Mobile for the Internet of Things, leading ecosystem players will share their vision and plans for Low Power Wide Area (LPWA) solutions. Philippe Guillemette, CTO of Sierra Wireless, will be participating in this panel discussion. For more details, see http://bit.ly/1KeBXHY.
  Conference: The Reinvention of the MVNO (Wednesday, February 24, 11:00 CET). The session will discuss how MVNOs today exploit new opportunities, create new markets, and support drastically different business models, increasing their potential both as rivals and partners to the MNOs. Emmanuel Walckenaer, SVP & GM of Sierra Wireless’ Cloud & Connectivity Services BU, will be participating in this panel discussion. For more details, see http://bit.ly/1RQtNbh.

To view the full conference program, visit https://www.mobileworldcongress.com/conference/.

Glomo (Global Mobile) Awards

The prestigious Glomo Awards is the mobile industry’s longest established awards platform, where everything from cutting-edge smartphones to mobile services in humanitarian crises is judged by independent experts, analysts, journalists, academics and, in some cases, mobile operator representatives.

Sierra Wireless technologies have been nominated for two of the 2016 Glomo Awards:

  Best Mobile Innovation for Automotive. Shortlisted in this category is Legato™, Sierra Wireless’ open source, Linux-based embedded platform. Designed to simplify IoT application development, Legato enables automotive OEMs to develop new "connected car" services. The winner of this award will be announced at the Innovation City, Hall 3 on Monday, February 22 at 10:00 CET.
  Best Technology Enabler. Among the nominations for this award is Project mangOH™, an open hardware reference design from Sierra Wireless which enables developers to rapidly prototype and launch IoT solutions. This award will be presented at a special ceremony on Tuesday, February 23 at 13:30 CET in Auditorium 2, Hall 4 Conference Village.

To learn more about the Glomo Awards, visit http://www.globalmobileawards.com.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. Visit www.sierrawireless.com for more information.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
David Climie, +1-604-321-1137
Investor Relations
pr@sierrawireless.com
or
Mette Hautemanière, +33 6 21 90 56 98
Media Relations
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 17, 2016